Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看 準 科 技 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

ISSUE OF OFFER SHARES PURSUANT TO THE SHARE OFFER

Reference is made to the announcements of KANZHUN LIMITED (the “Company”) dated June 24, 2025, June 25, 2025, June 30, 2025 and July 3, 2025 and the prospectus issued by the Company dated June 25, 2025 (the “Prospectus”) in connection with the Share Offer. Unless otherwise defined in this announcement, the capitalized terms used herein shall have the same meanings as those defined in the Prospectus.

The Company is pleased to announce that the Share Offer has become unconditional and dealing in the Offer Shares on the Hong Kong Stock Exchange will commence at 9:00 a.m. on July 4, 2025.

By order of the Board KANZHUN LIMITED Mr. Peng Zhao Founder, Chairman and Chief Executive Officer

Hong Kong, July 4, 2025

As at the date of this announcement, the Board of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li, Ms. Mengyuan Dong and Ms. Hongyu Liu as the independent non-executive Directors.